SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

March 25, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Stephen Krikorian

Re:	SYNNEX Corporation Form 10-K for fiscal year ended November 30, 2015 Filed January 28, 2016 File No. 001-31892

Dear Mr. Krikorian:

We are submitting the responses of SYNNEX Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter dated March 14, 2016, with respect to the above referenced Form 10-K for fiscal year ended November 30, 2015 filed on January 28, 2016 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Comments

Consolidated Statements of Cash Flows, page 50

1.
We note that you present increases and decreases in book overdrafts as cash flows from financing activities. In this regard, please provide us with your basis for reporting changes in book overdrafts as cash flows from financing activities instead of cash flows from operating activities. Also, clarify whether the overdraft is with a bank.

Company Response:
The Company respectfully advises the Staff that certain of our banks routinely extend limited overdraft protection to the Company based on our banking relationship and other factors. This practice results in intraday overdrafts. While our book overdrafts do not represent actual borrowings from banks at the end of any of our periods presented since they are only intraday, we view the likelihood of these checks being honored (in the event they exceed applicable cash balances) as a key factor in determining our financial statement treatment of book overdrafts. Banks can turn presented checks into legal liabilities without further action by us.

As part of our evaluation of the presentation of these overdrafts for purposes of the statement of cash flows presentation, we considered the guidance in KPMG’s, our independent public accountant, “Codification with KPMG Interpretation.” This guidance indicates that, in the case of book overdrafts, it is acceptable to show the net change as either an operating or a financing cash flow activity and that the presentation is an accounting policy decision that should be applied consistently. The Company has consistently applied this presentation as an accounting policy election.

Book overdrafts represent outstanding checks in excess of funds on deposit in the applicable bank accounts and historically have been presented as “Accounts payable” on the Company’s Consolidated Balance Sheets. Book overdrafts were immaterial to our total current liabilities presented in our consolidated balance sheets in our Form 10-K. Based on our review of the Staff’s comments to certain other registrants on this topic, commencing with our Form 10-Q for the quarterly period ended February 29, 2016, the Company will present book overdrafts as a component of borrowings in its financial statements and we will provide disclosure of this accounting policy in our footnotes. Our disclosure will also indicate that the bank is not legally obligated under our credit facilities to honor the book overdraft balance.

Note 10- Accounts Receivable Arrangements, page 69

2.
With regard to your third party flooring agreements, tell us what consideration you gave to providing the approximate term of the agreement as well as information about the maximum potential amount of future payments under the guarantee in accordance with ASC 460-10-50-4(a)(1) and (b).

Company Response:
The Company respectfully advises the Staff that our agreements with the flooring companies do not have expiration dates. We are contingently liable to repurchase inventory sold under the flooring agreements in the event of default by our customers and such inventory being repossessed by the flooring companies typically within 180 days of our original invoice date. Additionally, this inventory must, in most cases, be in new and unused condition and the finance company must show that the repossessed inventory was sold and financed by the Company.

Our maximum potential exposure at the end of a reporting period is the value of eligible inventory purchased from us that is still on hand with our customer. We do not have access to information regarding the amount of eligible inventory purchased from us that is still on hand with a customer at any point in time, and accordingly our maximum repurchase obligations relating to inventory cannot be reasonably estimated.

As we have noted in our Form 10-K, there have been no Company repurchases under these agreements. Based on this factor, the aforementioned parameters under which inventory can be returned to the

Company, and our ongoing communications with customers and flooring company representatives, the Company believes the likelihood of any payments under our repurchase obligations is extremely limited.

In future filings, the Company will disclose the fact that these agreements do not have expiration dates as well as our inability to estimate maximum repurchase obligations due to lack of information.

* * * * *
In addition to our response above, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (510) 668-3837 or Vikram Sinha our Director of Financial Reporting at (510) 668-3904.

Sincerely,
SYNNEX Corporation
By:	/s/ Marshall W. Witt
Marshall W. Witt
Chief Financial Officer

Copy to:
Kevin Murai, SYNNEX
Allison Leopold Tilley, Pillsbury Winthrop Shaw Pittman LLP
Lincoln Clark, KPMG LLP

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